UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 11-K
 ___________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6003
  ___________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FEDERAL SIGNAL CORPORATION
1333 Butterfield Road, Suite 500
Downers Grove, Illinois 60515

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN

FEDERAL SIGNAL CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

December 31, 2024 and 2023
and the
Year Ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Federal Signal Benefits Administration Committee and Benefits Planning Committee and Plan Participants
Federal Signal Corporation Retirement Savings Plan
Downers Grove, Illinois
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements).
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The accompanying supplemental schedules of assets (held at end of year) and delinquent participant contributions as of and for the year ended December 31, 2024, have been subjected to audit procedures performed in conjunction with our audit of the 2024 Federal Signal Corporation Retirement Savings Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ REHMANN ROBSON LLC

We have served as Federal Signal Corporation Retirement Savings Plan’s independent auditor since 2023.
Grand Rapids, Michigan
June 27, 2025

REQUIRED INFORMATION
Federal Signal Corporation is the Plan Sponsor of the Federal Signal Corporation Retirement Savings Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2024 and 2023, and for the year ended December 31, 2024, and the supplemental information as of and for the year ended December 31, 2024, have been prepared in accordance with the financial reporting requirements of ERISA.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2024	2023
ASSETS
Investments, at fair value	$534,497,275	$484,662,559
Receivables:
Employer contributions	2,481,592	2,277,979
Notes receivable from participants	7,122,012	6,712,433
NET ASSETS AVAILABLE FOR BENEFITS	$544,100,879	$493,652,971

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$51,558,610
Interest and dividend income	11,211,085
Total investment income	62,769,695
Interest income on notes receivable from participants	508,027
Contributions:
Employer	12,747,663
Participants	20,246,272
Rollovers	1,255,072
Total contributions	34,249,007
TOTAL ADDITIONS	97,526,729

DEDUCTIONS
Benefits paid to participants	(46,646,028)
Administrative expenses	(432,793)
TOTAL DEDUCTIONS	(47,078,821)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	50,447,908
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	493,652,971
End of year	$544,100,879

See Notes to Financial Statements

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Federal Signal Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.
General
The Plan is a defined contribution plan covering the majority of the U.S. employees of Federal Signal Corporation (the “Company”). All eligible employees may commence participation in the Plan on their date of hire unless their participation in the Plan is governed by a collective bargaining agreement, in which case they are eligible to participate in the Plan on the first day following completion of their waiting period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended and restated as of January 1, 2020.
The Plan is sponsored by the Company and administered by the Company’s Benefits Administration Committee (the “Committee”), which is comprised of Company-designated management. The Committee has overall responsibility for the operation and administration of the Plan and reports to the Company’s Benefits Planning Committee and the Compensation and Benefits Committee of the Company’s Board of Directors.
Contributions
Most participants can contribute up to 40% of pre-tax annual compensation, as defined in the Plan, and can make Roth contributions. A participant’s aggregate pre-tax contributions and Roth contributions for any pay period may not exceed 40% of the participant’s compensation for that pay period.
In most circumstances, if an employee does not affirmatively enroll or decline enrollment in the Plan within 30 days of first becoming eligible to participate in the Plan, the employee will be automatically enrolled in the Plan with contributions set at 2% of pre-tax annual compensation to the Vanguard Target Retirement Fund whose “target” year is closest to the year in which the employee will turn age 65. The Plan offers an automatic increase feature that will increase the pre-tax contribution rate of participants by one percentage point each January up to 10% of base pay not to exceed the Internal Revenue Service (the “IRS”) contribution limit. The automatic enrollment and automatic increase features also apply to employees covered by certain collective bargaining agreements. Participants may also transfer amounts representing distributions from other qualified defined benefit or defined contribution plans. Additionally, participants age 50 or older, who are making contributions to the Plan, are allowed to make catch-up contributions as defined in the Plan. Contributions are subject to certain Internal Revenue Code of 1986, as amended (the “IRC”), limitations.
For most participants, Company contributions are based on a percentage of participant contributions. The Company makes a safe-harbor matching contribution equal to 100% of the first 3% and 50% of the next 2% of base compensation that a participant contributes to the Plan each pay period.
Many participants also receive a Company-paid annual service-based contribution, ranging from 0.5% to 3.0%, based on years of service.
The Plan provides for an employee stock ownership feature wherein participants have the option of receiving Company stock dividends in cash instead of having the dividends automatically reinvested in the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) the Plan’s earnings in the fund(s) selected by the participant. Each participant’s account is also charged with an allocation of investment management fees, administrative expenses, and/or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Effective January 1, 2018, most participants are also immediately vested in Company contributions. Participants are immediately vested in the dividends from Company stock that were paid to the Plan and reinvested in Company stock at the participant’s election.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
Participant Investment Account Options
Participants direct the investment of all contributions into various investment options offered by the Plan. Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in a variety of investment choices at Vanguard Fiduciary Trust Company (“Vanguard”) or into the Federal Signal Stock Fund (the “Fund”). Participants may change their investment by contacting Vanguard.
Each participant who has an interest in the Fund is entitled to exercise voting rights attributable to the shares allocated to the participant’s Fund account and is notified by the Trustee, Vanguard, as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.
Notes Receivable from Participants
Participants generally may borrow from their vested contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loans are required to be repaid within five years, with the exception that a loan which is used to acquire a principal residence may be repaid within ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. The interest rates are fixed at the date the loans are issued and ranged from 4.25% to 9.50% as of December 31, 2024. Principal and interest are paid ratably through payroll deductions. Upon distribution of a participant’s balance before a loan is repaid in full, the unpaid loan balance, together with the loan interest, shall become due and payable, and the trustee will first satisfy the indebtedness of the participant’s account before making any distribution to the participant. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, foreclosure on the note and attachment of security on such loan will not occur until a distributable event occurs under the Plan.
The loan origination fee for non-automated loans is $85. The loan origination fee for automated loans is $35.
Payment of Benefits
Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, financial hardship, or total and permanent disability. Payment will generally be made in a lump sum.
Forfeited Accounts
Forfeited non-vested accounts totaled $10,692 as of December 31, 2024 and $16,392 as of December 31, 2023. These accounts are used to reduce employer contributions and/or to pay plan expenses. During the year ended December 31, 2024, plan administrative expenses of $46,389 were paid using forfeited non-vested accounts.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the asset custodian. See Note 3 – Fair Value Measurement for further discussion.
The Plan allows participants to invest in the common stock of the Company through the Fund. The Fund consists of the Company’s common stock and a balance in the Northern Trust Short-Term Investment Fund, sufficient to meet the Fund’s daily

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
cash needs. Unitizing the Fund allows for daily trades. The Fund is valued at its year-end unit closing price (composed of the year-end market price plus the un-invested cash portion). As of December 31, 2024, the Plan held 620,024 shares of the Company’s common stock at a value of $57,284,017. As of December 31, 2023, the Plan held 638,751 shares of the Company’s common stock at a value of $49,017,752.
Purchases and sales of securities are recorded on a trade-date basis. In the event there is an extraordinary event related to the Fund resulting in a material trading impact, the transaction will be re-priced. A material trading impact is defined as activity that causes more than negative 10 basis points of price differential. Trading impact becomes material when (a) net participant activity exceeds 2% of the Fund’s holdings of Company stock, (b) trade execution prices are significantly different from the closing price used to value the participant’s trade date unit value, or (c) a combination of both occurs.
Dividend income is recorded on the ex-dividend date. Interest income is recognized, when earned, on an accrual basis. Net appreciation in fair value of investments includes gains and losses on the investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on an accrual basis. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded upon occurrence of a distributable event.
Contributions
Participant contributions are recorded when withheld from compensation. Employer contributions are recorded in the period in which they become obligations of the Company.
Unit Values
Individual participant accounts for the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from the funds are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses of the Plan are paid by the Company and are not included in the statement of changes in net assets available for benefits. Certain fees paid by the Plan to Vanguard (as trustee) are not included in the administrative expenses and relate to the administration of (a) notes receivable from participants, which are deducted from the proceeds of a participant’s loan, and (b) benefit payments, which are charged directly to the participant’s account. Investment-related expenses that are structured as a revenue-sharing arrangement are paid directly from fund earnings and are included in net appreciation in fair value of investments.
NOTE 3 – FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
•Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
•Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in inactive markets; inputs other than quoted market prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2024 and 2023.
Mutual funds
Mutual funds are valued at the daily closing price as reported by a nationally-recognized security exchange. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Federal Signal Corporation common stock fund
The Federal Signal Corporation common stock fund is valued at the closing price reported on the active market on which the security is traded plus a small balance held in the Northern Trust Short-Term Investment Fund.
Common/collective trusts
Valued based on the year-end unit NAV. The NAV, as provided by the trustee, Vanguard, is used as a practical expedient to estimating fair value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust to ensure that securities liquidations will be carried out in an orderly business manner.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Mutual funds	$202,232,517	$—	$—	$202,232,517
Common stock fund	57,362,704	—	—	57,362,704
Total investments categorized within fair value hierarchy	$259,595,221	$—	$—	$259,595,221
Investments measured at net asset value:
Common/collective trusts*				274,902,054
Total investments at fair value				$534,497,275
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Mutual funds	$181,663,868	$—	$—	$181,663,868
Common stock fund	49,658,092	—	—	49,658,092
Total investments categorized within fair value hierarchy	$231,321,960	$—	$—	$231,321,960
Investments measured at net asset value:
Common/collective trusts*				253,340,599
Total investments at fair value				$484,662,559
*    These funds are measured at fair value using the net asset value per share (or its equivalent) practical expedient and have not been categorized in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits. The common/collective trusts provide for daily redemption by the Plan at reported NAV, provided notice is received at Vanguard before 4:00 pm Eastern time on days the market is open. Additionally, there are no unfunded commitments.
NOTE 4 – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds or a common/collective trust fund managed by Vanguard. Vanguard is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to the trustee of $443,439 for the year ended December 31, 2024, which were not covered by revenue sharing. The payments to the trustee included $16,185 of loan origination fees paid by participants that are not included in administrative expenses. The Plan also paid certain expenses related to the Plan’s operations to various service providers. These transactions are party-in-interest transactions under ERISA. Participants or the Plan Sponsor directly pay any other fees related to the Plan’s operations.
Certain Plan investments are shares of the Fund. The Company is the Plan Sponsor; therefore these transactions are considered party-in-interest transactions. Certain receivables are loans to participant employees of the Company, and therefore these transactions are considered party-in-interest transactions. During the year ended December 31, 2024, the Plan recorded income from dividends paid on Company stock of $307,276.
These party-in-interest transactions are exempt from the prohibited transactions rules under ERISA.
NOTE 5 – TAX STATUS
The IRS has determined and informed the Company, by a letter dated April 12, 2017, that the Plan (as restated January 1, 2015) and related trust are designed in accordance with applicable requirements of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Plan

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (CONTINUED)
management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and December 31, 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. While the Plan may be subject to routine audits by taxing jurisdictions, there are currently no audits for any tax periods in progress.
NOTE 6 – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
NOTE 7 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, which are exposed to various risks such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 8 – DELINQUENT PARTICIPANT CONTRIBUTIONS AND LOAN REPAYMENTS
During the year ended December 31, 2024, the Company did not remit certain participant contributions and loan repayments to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances on the Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions, which totaled $17,611 in 2024, were corrected during 2024. Lost earnings were remitted in 2025.

SUPPLEMENTAL INFORMATION
FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2024

EIN: 36-1063330
Plan Number: 004

Year	Participant Contributions Transferred Late to Plan*	Late Participant Loan Repayments Are Included	Contributions Not Corrected**	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2024	$17,611	Yes	$17,611	$—	$—	$—
*    Amount includes participant loan repayments.
**    Amount represents late contributions that were remitted to the Plan on October 4, 2024. The lost earnings were deposited into the Plan in June 2025. The Plan Sponsor plans to correct the late contributions under the Self-Correction Component of the Department of Labor’s Voluntary Fiduciary Correction Program (“VFCP”).

FEDERAL SIGNAL CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

EIN: 36-1063330
Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Vanguard PRIMECAP Fund	Mutual fund	(1)	$76,886,690
*	Vanguard Institutional Index Fund	Mutual fund	(1)	63,733,243
*	Federal Signal Stock Fund	Common stock fund	(1)	57,362,704
*	Vanguard Retirement Savings Trust III	Common/collective trust	(1)	48,052,171
*	Vanguard Institutional Target Retirement 2030 Trust II	Common/collective trust	(1)	40,200,913
*	Vanguard Institutional Target Retirement 2025 Trust II	Common/collective trust	(1)	34,112,926
*	Vanguard Institutional Target Retirement 2035 Trust II	Common/collective trust	(1)	30,637,517
*	Vanguard Institutional Target Retirement 2045 Trust II	Common/collective trust	(1)	29,501,500
*	Vanguard Institutional Target Retirement 2040 Trust II	Common/collective trust	(1)	27,437,921
*	Vanguard Institutional Target Retirement 2050 Trust II	Common/collective trust	(1)	19,935,065
*	Vanguard Explorer Fund	Mutual fund	(1)	19,781,266
*	Vanguard Total Bond Market Index Fund	Mutual fund	(1)	13,291,308
*	Vanguard Institutional Target Retirement 2055 Trust II	Common/collective trust	(1)	12,868,134
*	Vanguard International Growth Fund	Mutual fund	(1)	10,668,878
*	Vanguard Institutional Target Retirement 2020 Trust II	Common/collective trust	(1)	10,408,188
*	Vanguard Small-Cap Value Index Fund	Mutual fund	(1)	9,951,901
*	Vanguard Institutional Target Retirement 2060 Trust II	Common/collective trust	(1)	8,405,027
*	Vanguard Institutional Target Retirement Income Trust II	Common/collective trust	(1)	7,382,896
*	Vanguard Institutional Target Retirement 2065 Trust II	Common/collective trust	(1)	4,765,394
*	Vanguard Mid-Cap Index Fund Admiral Shares	Mutual fund	(1)	3,555,894
*	Dodge & Cox Income Fund Class X	Mutual fund	(1)	3,401,674
*	Vanguard Institutional Target Retirement 2070 Trust II	Common/collective trust	(1)	1,194,402
*	DFA Emerging Markets Core Equity Portfolio Institutional Class	Mutual fund	(1)	738,854
*	Vanguard Cash Reserve Federal Money Market Fund	Mutual fund	(1)	222,809
				534,497,275
*	Participants’ loans	Interest rates from 4.25% to 9.50%	—	7,122,012
				$541,619,287
*    Party-in-interest as defined by ERISA
(1)    Cost information may be omitted for plan assets which are participant-directed.

EXHIBIT INDEX

Exhibit No.	Description
23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Signal Corporation Retirement Savings Plan

Date:	June 27, 2025	/s/ Lisa Baran
Lisa Baran
Vice President, Human Resources (Benefits Administration Committee)

/s/ Diane I. Bonina
Diane I. Bonina
Vice President, General Counsel and Secretary (Federal Signal Corporation)